SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

In the Matter of                                        AMENDMENT TO CERTIFICATE
Cinergy Corp. et al.                                               OF
File No. 70-8933                                              NOTIFICATION

       (Public Utility Holding Company Act of 1935)


         Cinergy Services, Inc. recently filed a certificate of notification in the above docket, reporting certain information for transactions carried out in the quarterly period ended September 30, 2000 ("September 30, 2000 Reporting Certificate"), which contained an inaccuracy regarding the dollar amount of service transactions provided by Cinergy Services, Inc., as reported in the first sentence of Item 2, which was overstated. The following restates and supersedes in its entirety the September 30, 2000 Reporting Certificate. As so restated, the September 30, 2000 Reporting Certificate reads as follows:

         With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy ("Cinergy Investments"), and Cinergy Services, Inc., a Delaware corporation and direct, wholly-owned service company subsidiary of Cinergy ("Cinergy Services") and (b) authorized by the Commission in its order dated February 7, 1997, Rel. No. 35-26662 (the "1997 Order"), Cinergy Services hereby provides the following information:

1. The following summary, covering the quarterly period ended September 30, 2000, updates the business activities of Cinergy Solutions Holding Company, Inc. (formerly Cinergy Solutions, Inc.) ("Cinergy Solutions Holdings"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy Investments, from the last quarterly filing in this docket.

     a. Name Change; New Cinergy Solutions, Inc. As recently reported in this docket, the legal entity named "Cinergy Solutions, Inc." recently changed its name to "Cinergy Solutions Holding Company, Inc." to emphasize the new focus of this company. In the future, although certain business activities may continue to be conducted by this company directly (in which regard see paragraphs "g" and "i" below of this item 1), Cinergy Solutions Holdings is anticipated to act primarily as a holding company over its various operating company subsidiaries. In that connection, as previously reported, Cinergy Solutions Holdings has formed a new wholly-owned subsidiary, Cinergy Solutions, Inc. ("Cinergy Solutions"), for the purpose of conducting certain project-related preliminary developmental activities, principally related to cogeneration projects, formerly conducted by Cinergy Solutions Holdings itself (i.e, prior to the name change) and other energy-related businesses.

     b. Scope of Report. This report provides information concerning Cinergy Solutions Holdings and those subsidiaries of Cinergy Solutions Holdings that, like Cinergy Solutions Holdings itself, may not be considered "energy-related companies" within the meaning of rule 58 (and whose activities are therefore not separately covered in Cinergy's quarterly reports on Form U-9C-3), namely, (i) Vestar, Inc., a Delaware corporation (formerly Cinergy Business Solutions, Inc.) and its subsidiaries, including Vestar Limited (formerly Rose Technology Group Limited), and (ii) 1388368 Ontario Inc., 3036243 Nova Scotia Company and Cinergy Solutions Limited Partnership (the latter three entities, collectively, the "Vestar Financing Entities"). The Vestar Financing Entities were formed for the sole purpose of assisting in the realization by Cinergy of certain tax benefits or other financial efficiencies in connection with the financing of the acquisition of Vestar, Limited. (See the chart enclosed herewith as Exhibit A showing Cinergy Solutions Holdings and its subsidiaries as of September 30, 2000.)

     c. Energy Management Services. As previously reported in this docket, Vestar, Inc. and Vestar Limited (and their subsidiaries) are in the business  of  marketing  energy  management  services  and  solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. In the calendar quarter ended September 30, 2000, Vestar, Inc. and Vestar, Limited continued to be actively engaged in their North American energy management and energy performance contracting businesses.

     d. Asset Management Services.None, (i) except to the extent a part of the energy performance contracting businesses of Vestar, Inc. and Vestar Limited and their subsidiaries, and (ii) except to the extent conducted by certain subsidiaries of Cinergy Solutions Holdings that are energy-related companies within the meaning of rule 58 and with respect to which information is reported in Cinergy's quarterly reports on Form U-9C-3 (e.g., the various subsidiaries formed pursuant to the joint venture with Trigen Energy Corporation devoted to the development, ownership and/or operation of cogeneration facilities).

     e. Technical/Consulting Services. In 1998 Cinergy Solutions Holdings formed a wholly-owned subsidiary, Cinergy Customer Care, Inc., to market utility billing services and/or utility call center services to utility companies. However, this subsidiary never commenced active operations and was recently dissolved.

     f. QF Project Development and Ownership. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions Holdings' joint venture with Trigen Energy Corporation, which focuses on QF development, and the numerous project companies that have been formed to serve customers acquired pursuant to these joint venture activities. In the future subsidiaries of Cinergy Solutions Holdings are anticipated to develop cogeneration projects outside of the joint venture with Trigen.

     g. Consumer Services. Cinergy Solutions Holdings is offering various products and services to Cinergy's residential utility customers, including an underground utility line warranty service.

     h. Customer Financing. Effective year-end 1999, Cinergy Solutions Holdings discontinued marketing its "Quick Credit" financial services program previously described in this file. Cinergy Solutions Holdings is not otherwise providing any stand-alone customer financing, either directly or through any of its subsidiaries.

     i. Third-Party Alliances. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions Holdings' joint venture with Trigen Energy Corporation. In addition, Cinergy Solutions
          Holdings recently entered into a marketing agreement with a nonaffiliate concerning microturbines.

2. During the calendar quarter ended September 30, 2000,Cinergy Services provided various services (including accounting; finance; engineering; executive; legal; and human resources services) to Cinergy Solutions Holdings and its subsidiaries (including energy-related companies under rule 58) for a total cost of approximately $2,900,000. During that same period, The Cincinnati Gas & Electric Company and PSI Energy, Inc. provided engineering and construction services to Cinergy Solutions Holdings and its subsidiaries (including energy-related companies under rule 58) totaling approximately $326,000 and $87,000, respectively.

3. During the calendar quarter ended September 30, 2000, (a) Cinergy had guarantees outstanding covering outstanding debt or other obligations of Cinergy Solutions Holdings and its subsidiaries totaling approximately $97 million; and (b) Cinergy Investments made net open-account advances to Cinergy Solutions Holdings, for the benefit of Cinergy Solutions Holdings and all of its subsidiaries (including energy-related companies under rule 58), totaling approximately $16,754,000 at annual interest rates ranging from 6.57%to 6.69%.

4. During the calendar quarter ended September 30, 2000, neither Cinergy Solutions Holdings nor any subsidiary thereof entered into any long-term contract by which any of such entities performs long-term operations, load control or network control of any electric generation, transmission or distribution facility, other than in respect of qualifying cogeneration facilities or customer-owned facilities in situations where the provision of such services does not render Cinergy Solutions Holdings or any such subsidiary a public utility under state law.

5. Consolidated financial statements for Cinergy Solutions Holdings dated September 30, 2000 are enclosed herewith under a claim for confidential treatment pursuant to rule 104(b) under the Act.



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                               S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         November 20, 2000

                                              CINERGY SERVICES, INC.

                                              By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer